Exhibit 99.1

FOR IMMEDIATE RELEASE

Toronto, March 9, 2009 – Dundee Corporation (TSX: DC.A) (“Dundee” or the “Company”) is pleased to announce that the name of the Company’s registered portfolio manager, Ravensden Asset Management Inc. has been changed to Ned Goodman Investment Counsel Limited (“NGIC”),reflecting the direct involvement of Ned Goodman as President and lead portfolio manager of NGIC. Widely recognized as one of Canada’s most successful investment counsellors, Mr. Goodman has more than four decades of investor experience as a securities analyst and portfolio manager.  NGIC acts as a sub-advisor to certain investment funds and limited partnerships established by the Company’s subsidiary, DundeeWealth Inc.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $73 billion under management and administration.  Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

FOR FURTHER INFORMATION PLEASE CONTACT:

Harold P. Gordon Chairman, Dundee Corporation (416) 863-6990